FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of January, 2007

                        Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F ____
                                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___   No X
                                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852


On January 18, 2007, the Comision Nacional de Valores of the Republic of Argentina (the local securities regulatory agency, hereinafter, the "Commission") notified Grupo Financiero Galicia S.A. (the "Company") of the passage of Resolution No. 15.557 of the Commission, dated January 11, 2007 (the "Resolution") regarding the initiation of investigation proceedings by the Commission against the Company, the members of the board of directors of the Company, the members of the supervisory committee of the Company and Banco de Galicia y Buenos Aires S.A. (the "Bank"), the main subsidiary of the Company, the members of its board of directors and the members of its supervisory committee. Pursuant to the Resolution, the Commission has ordered the commencement of an investigation, with respect to the entities and persons noted above, with respect to potential violations of various regulations relating to possible wrong use of information and the possible insufficient disclosure of information, in each case, relating to the open market purchases and sales by the Company of notes due 2014 and 2019 held by the Company and issued by the Bank (the "Purchase and Sale").

Both the Company and the Bank believe that the investigation initiated by the Comission is not supportable by the facts and that all actions taken by the Company, the Bank, their respective directors and supervisory commitee members with respect to the Purchase and Sale were in accordance with law and all applicable regulations. The Company believes that the Commission has made an erroneous interpretation of the transactions contemplated by the Purchase and Sale, which were duly informed to the market and the Commission as required and in accordance with applicable law and regulations.

For the reasons articulated above, the Company does not believe that these proceedings will have any material adverse effect on its financial condition or on its operations or business. The Company intends to promptly respond to the Comission's pleadings, provide an explanation of the transactions that are the subject of the investigation and demostrate the proper compliance by the Company, the Bank, their directors supervisory comiteee members with all the applicable laws and regulations, while vigorously defending its rights. The Company has until February 14, 2007 to respond to the Commission's pleadings. The board of directors regrets not to have had the chance to provide an explanation of the facts before the decision of the Commission was taken.

This is a brief description of the Resolution made from the original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish available at www.cnv.gov.ar

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               GRUPO FINANCIERO GALICIA S.A. (Registrant)



Date:  January 23, 2007        By: /s/Antonio Garces
                                  -----------------------------
                                  Name:  Antonio Garces
                                  Title: Chief Executive Officer